UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CINEDIGM CORP.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

172406209

(CUSIP Number)

Peng Jin

609-610 21st Century Tower

No. 40 Liangmaqiao Road

Chaoyang District, Beijing, China 100016

+86(10)8444-6968

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment Investment Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 23,566,667
	8	Shared voting power
	9	Sole dispositive voting power 23,566,667
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 23,566,667
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 59.2%(1)
14	Type of reporting person* CO

(1)	Percentage calculated based on 39,791,732 shares of the issued and outstanding common stock of Cinedigm Corp. as of November 12, 2019 as reported by the Issuer in a quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2019.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Entertainment and Media Group
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF; WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 24,966,667(2)
	8	Shared voting power
	9	Sole dispositive voting power 24,966,667(2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 24,966,667(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 62.7%(1)
14	Type of reporting person* CO

(2)	Consists of (i) 23,566,667 shares of Class A Common Stock of the Company held by Bison Entertainment Investment Limited, a wholly owned subsidiary of Bison Entertainment and Media Group, which is wholly owned by Bison Capital Holding Company Limited; and (ii) currently-exercisable warrants, held by Bison Entertainment and Media Group to acquire up to 1,400,000 shares of Class A Common Stock, subject to certain anti-dilution adjustment.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Capital Holding Company Limited
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 24,966,667(2)
	8	Shared voting power
	9	Sole dispositive voting power 24,966,667(2)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 24,966,667(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 62.7%(1)
14	Type of reporting person* CO

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MingTai Investment LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 3,333,333(3)
	8	Shared voting power
	9	Sole dispositive voting power 3,333,333(3)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 3,333,333(2)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 8.4%(1)
14	Type of reporting person* CO

(3)	Representing 3,333,333 shares of Class A Common Stock underlying a note issued to MingTai Investment LP, in the principal amount of $5,000,000 dated October 8, 2018, convertible at $1.50 per share.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bison Global Investment SPC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,666,666(4)
	8	Shared voting power
	9	Sole dispositive voting power 6,666,666(4)
	10	Shared dispositive power
11	Aggregate amount beneficially owned by each reporting person 6,666,666(4)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 16.8%(1)
14	Type of reporting person* OO

(4)	Representing 6,666,666 shares of Class A Common Stock underlying a note issued to Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1, in the principal amount of $10,000,000 dated July 9, 2019, convertible at $1.50 per share.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fengyun Jiang
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	7	Sole voting power
	8	Shared voting power 24,966,667(2) (5)
	9	Sole dispositive voting power
	10	Shared dispositive power 24,966,667(2)(5)
11	Aggregate amount beneficially owned by each reporting person 24,966,667(2)(5)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 62.7%(1)
14	Type of reporting person* IN

(5)	Ms. Fengyun Jiang is the designated holder of 100% ownership of Bison Capital Holding Company Limited on behalf of Mr. Peixin Xu, who is Ms. Jiang’s husband and the founder and controller of Bison Capital Holding Company Limited.

SCHEDULE 13D

CUSIP No. 172406209

1	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peixin Xu
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Source of funds* AF, OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization P.R. China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 74,712(6)
	8	Shared voting power 34,966,666(2) (3)(4)(5)
	9	Sole dispositive voting power 74,712(6)
	10	Shared dispositive power 34,966,666(2) (3)(4)(5)
11	Aggregate amount beneficially owned by each reporting person 35,041,378(2)(3) (4)(5)(6)
12	Check box if the aggregate amount in row (11) excludes certain shares* ☐
13	Percent of class represented by amount in row (11) 88.1%(1)
14	Type of reporting person* IN

(4)	Representing shares issued as part of the annual retainer for board service by Mr. Peixin Xu .

SCHEDULE 13D

CUSIP No. 172406209

This statement constitutes Amendment No. 2 to the Schedule 13D relating to the Class A Common Stock, par value $0.001 (the “Shares”), issued by Cinedigm Corp. (the “Company” or the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on November 9, 2017 and amended on January 5, 2018 (collectively, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

(a) The second paragraph of Item 2(a) of the Schedule 13D is amended and restated in its entirety to read as follows:

Bison Entertainment Investment Limited (“BEI”) is a wholly-owned subsidiary of Bison Entertainment and Media Group (“BEMG”), which is wholly owned by Bison Capital Holding Company Limited (“Bison Capital”). Ms. Jiang is the designated holder of 100% ownership of Bison Capital on behalf of Mr. Xu and therefore beneficially holds the Issuer’s outstanding common stock through Bison Capital’s ownership of BEIL. Mr. Xu, being Ms. Jiang’s husband and the founder and controller of Bison Capital, indirectly beneficially holds the Issuer’s outstanding common stock as set forth in this Schedule 13D.

MingTai Investment LP (“MingTai”) is a limited partnership incorporated under the Cayman Islands law. It is wholly and beneficially owned by Bison Finance Group Limited (“BFGL”), which is a Hong Kong listed company and controlled by Mr. Peixin Xu.

Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1 (“Bison Global”) is a segregated portfolio company incorporated under the Cayman Islands law. It is wholly and beneficially owned by BFGL.

(b) No change.

(c) No change.

(d) No change.

(e) No change.

(f) No change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

On October 8, 2018, the Company issued a subordinated convertible note (the “MingTai Note”) to MingTai pursuant to which the Company borrowed from MingTai $5,000,000. The MingTai Note has a term of one year from issuance, with two one-year extensions available at the option of the Company, and bears interest at 8% per annum. The principal is payable upon maturity, in cash or in shares of the Company’s Common Stock at the Company’s election. The MingTai Note is convertible, in whole or in part from time to time, into shares of Common Stock at the MinTai’s election or at the Company’s election at $1.50 per share, subject to adjustment as set forth in the MingTai Note.

On July 9, 2019, the Company entered into a common stock purchase agreement with BEMG (the “First SPA”), pursuant to which the Company sold and issued to BEMG a total of 2,000,000 shares of Common Stock, for an aggregate purchase price in cash of $3,000,000 priced at $1.50 per share. The shares are subject to certain transfer restrictions. The source of the purchase was the working capital of BEMG.

On July 12, 2019, the Company and Bison Global, entered into a termination agreement (the “Termination Agreement”) with respect to the term loan agreement dated as of July 20, 2018 between them, pursuant to which the Company had borrowed from Bison Global $10.0 million (the “2018 Loan”). Pursuant to the Termination Agreement, an amount equal to the outstanding principal amount was converted into a convertible note, and the accrued and unpaid interest on such outstanding principal amount was to be payable to Bison Global no later than September 30, 2019. As such, the 2018 Loan was paid in full, and the 2018 Loan Agreement was terminated. No early payment penalties were incurred.

On July 12, 2019, the Company issued a subordinated convertible note (the “Bison Note”) to Bison Global pursuant to which the Company borrowed from Bison Global $10.0 million. The Bison Note has a term ending on March 4, 2020, and bears interest at 5% per annum. The principal is payable upon maturity, in cash or in shares of Common Stock at the Company’s election. The Bison Note is convertible, in whole or in part from time to time, into shares of Common Stock at the holder’s election or at the Company’s election at $1.50 per share, subject to adjustment set forth in the Bison Note. The proceeds of the Bison Note were used to repay the 2018 Loan.

On August 2, 2019, the Company entered into a common stock purchase agreement (the “Second SPA”) with BEMG, pursuant to which the Company sold and issued to BEMG a total of 1,900,000 shares of Common Stock, for an aggregate purchase price in cash of $2,850,000 priced at $1.50 per share. The shares are subject to certain transfer restrictions. The source of the purchase was the working capital of BEMG.

On October 24, 2019, BEMG and BEI entered into a share transfer agreement (the “Share Transfer Agreement”), pursuant to which BEMG agreed to transfer 3,900,000 shares of Common Stock acquired pursuant to the First SPA and Second SPA to BEI without consideration.

SCHEDULE 13D

CUSIP No. 172406209

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding the First SPA, Second SPA and the Share Transfer Agreement set forth in Item 3 above. Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a) Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The aggregate number and percentage of Class A Common Stock beneficially or directly owned by the Reporting Persons is based upon a total of 39,791,732 shares of common stock outstanding as of November 12, 2019 as provided by the Issuer.

(i)	BEI owns or may be deemed to beneficially own 23,566,667 shares of Class A Common Stock, representing approximately 59.2% of the issued and outstanding common stock of the Company.

(ii)	MingTai has a right to own or may be deemed to beneficially own 3,333,333 shares of Class A Common Stock, representing approximately 8.4% of the issued and outstanding common stock of the Company.

(iii)	Bison Global has a right to own or may be deemed to beneficially own 6,666,666 shares of Class A Common Stock, representing approximately 16.8% of the issued and outstanding common stock of the Company.

(iv)	Each of BEMG, Bison Capital and Ms. Fengyun Jiang own or may be deemed to beneficially own 24,966,667 shares of Class A Common Stock, representing approximately 62.9% of the issued and outstanding common stock of the Company.

(v)	Mr. Peixin Xu own or may be deemed to beneficially own 35,041,378 shares of Class A Common Stock, representing approximately 88.1% of the issued and outstanding common stock of the Company.

(b) Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(i)	BEI has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 23,566,667 shares of Class A Common Stock.

(ii)	MingTai has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 3,333,333 shares of Class A Common Stock.

(iii)	Bison Global has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 6,666,666 shares of Class A Common Stock.

(iv)	Each of BEMG and Bison Capital has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 24,966,667 shares of Class A Common Stock beneficially owned by each of them.

(v)	Ms. Fengyun Jiang, as the designated holder of such shares by Mr. Peixin Xu, has shared power with Mr. Xu to vote or to direct the vote and shared power with Mr. Xu to dispose or direct the disposition of 24,966,667 shares of Class A Common Stock beneficially owned by him.

(vi)	Mr. Peixin Xu, as the spouse of Ms. Jiang, has shared with Ms. Xu to vote or to direct the vote and shared power with Ms. Jiang to dispose or director the disposition of 24,966,667 shares of Class A Common Stock, Mr. Xu, as the controlling shareholder of BFGL, which owns 100% equity interest of each of MingTai and Bison Global, is deemed to have shared voting and disposition rights of 9,999,999 shares of Class A Common Stock in aggregate issuable upon the conversion of certain notes. Mr. Peixin has sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 74,712 shares of Class A Common Stock beneficially owned by him.

(c) No change.

(d) No change.

(e) No change.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following to the end of the section:

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

SCHEDULE 13D

CUSIP No. 172406209

Item 7. Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following to the end of the section:

Exhibit No.	Description
99.7	MingTai Note dated as of October 9, 2018 (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on October 12, 2018)
99.8	Stock Purchase Agreement dated as of July 9, 2019 between Cinedigm Corp. and Bison Entertainment and Media Group (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 15, 2019).
99.9	Bison Note dated as of July 12, 2019 ((incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 15, 2019)
99.10	Loan Termination Agreement dated as of July 12, 2019 between Cinedigm Corp. and Bison Global Investment SPC for and on behalf of Global Investment SPC-Bison Global No. 1. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on July 15, 2019)
99.11	Stock Purchase Agreement dated as of August 2, 2019 between Cinedigm Corp. and Bison Entertainment and Media Group (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2019).
99.12	Share Transfer Agreement, dated as of August 24, 2019, by and between the Bison Entertainment and Media Group and Bison Entertainment Investment Limited.

SCHEDULE 13D

CUSIP No. 172406209

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2019

Bison Entertainment Investment Limited		Bison Entertainment and Media Group

By:	/s/Peixin Xu	By:	/s/Peixin Xu
Name:	Peixin Xu	Name:	Peixin Xu
Title:	President and Director	Title:	Director

Bison Capital Holding Company Limited		MingTai Investment LP

By:	/s/Peixin Xu	By:	/s/Dongjun Guo
Name:	Peixin Xu	Name:	Dongjun Guo
Title:	Director	Title:	Director

Bison Global Investment SPC
/s/ Peixin Xu
By:	/s/Dongjun Guo	Peixin Xu
Name:	Dongjun Guo
Title:	Director

/s/Fengyun Jiang
Fengyun Jiang*

*	The Reporting Person disclaims beneficial ownership of the Class A Common Stock except to the extent of her pecuniary interest therein.

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, and any amendments hereto, relating to the Class A common stock, par value of US$0.001 per share of Cinedigm Corp, a Delaware corporation whose principal place of business is in New York, New York, shall be filed on behalf of the undersigned.

November 21, 2019

Bison Entertainment Investment Limited		Bison Entertainment and Media Group

By:	/s/Peixin Xu	By:	/s/Peixin Xu
Name:	Peixin Xu	Name:	Peixin Xu
Title:	President and Director	Title:	President and Director

Bison Capital Holding Company Limited		MingTai Investment LP

By:	/s/Peixin Xu	By:	/s/Peixin Xu
Name:	Peixin Xu	Name:	Peixin Xu
Title:	Director	Title:	Director

Bison Global Investment SPC
/s/ Peixin Xu
By:	/s/Dongjun Guo	By:
Name:	Dongjun Guo	Name:
Title:	Director	Title:

/s/Fengyun Jiang
Fengyun Jiang